                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004
                                            ----------

                         Commission File Number: 1-12158
                                                 -------

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                    --------------------

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                         Page
                                                                         ----

Press release re: 2003 annual results dated
as of March 28, 2004                                                        4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SINOPEC SHANGHAI PETROCHEMICAL
                                             COMPANY LIMITED



Date:  March 30, 2004                        By:   /s/Lu Yipin
                                                   -----------
                                                   Name:  Lu Yipin
                                                   Title: Chairman

To: Business Editor

[For Immediate Release]

              Shanghai Petrochemical Announces 2003 Annual Results

           Profit Attributable to Shareholders Increases by 52.97% to
                               RMB1,401.7 million

     Hong Kong, March 28, 2004 ... Sinopec Shanghai Petrochemical Company Limited (HKEx:338; SSE: 600688; NYSE:SHI) announced today the annual results for the year ended December 31, 2003 (the "Year") of the Company and its subsidiaries ("Shanghai Petrochemical" or the "Company"). Net sales for the Year increased by 33.24% to RMB28, 942.7 million as compared to 2002. Profit before tax was RMB1,590.4 million, representing an increase of 52.18% as compared to 2002. Profit attributable to shareholders was RMB1,401.7 million, representing an increase of 52.97% as compared to 2002. Earnings per share was RMB0.195 (2002:RMB0.127). The Board of Directors has recommended a dividend of RMB0.08 per share for the Year, equivalent to RMB8.00 per American Depositary Share.

     Mr. Lu Yiping, Chairman of Shanghai Petrochemical, said, "the Company has achieved satisfactory operating results in 2003, another year with steady growth after 2002. The global petrochemical industry picked up gradually in 2003 amid global economic recovery and continuous strong economic growth in China. The domestic petrochemical market saw positive developments as a result of increasing demand and continuing recovery of price in respect of our products, which effectively offset the negative effects caused by increases in the cost of crude oil. The recovery of market provided a good environment for the Company's production and operation."

     The Phase IV Project completed in steps in 2002 and commenced full production in 2003, which, together with improvements in production and operational management, has boosted the Company's production capacity and sales volume. Gasoline output increased by 0.89% to 894,800 tons, while diesel output increased by 11.45% to 2,487,600 tons during the Year, as compared to 2002. The output of ethylene and propylene increased by 18.53% and 24.44% to 948,300 tons and 533,100 tons, respectively, as compared to 2002. The output of synthetic fibre monomers and synthetic fibre polymers amounted to 421,300 tons and 507,600 tons, respectively, representing an increase of 10.71% and 7.02%, respectively, as compared to 2002. The output of synthetic fibres increased by 5.24% to 315,500 tons, while the output of synthetic resins increased by 34.72% to 900,500 tons as compared to 2002. The Company remained the largest ethylene producer in China, and exceeded the annual production targets set in respect of all of its major products.

     During the Year, sales volume in each of the Company's four major product category, namely synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products, increased by 8.8%, 21.2%, 30.0% and 13.4%, respectively, as compared to 2002. The weighted average price for each of those categories increased by 11.5%, 13.6%, 16.0% and 14.0%, respectively, as compared to 2002. This led to an increase in the Company's total net sales by 33.2% to RMB28,942.7 million in 2003 as compared to 2002.

     Crude oil processing volume increased by 15.9% to 8.61 million tons in 2003. Due to the shortage of supply in domestic onshore crude oil, the Company continued to increase the usage of imported crude oil to leverage the advantage of the Company's coastal location. In 2003, the Company processed 6.71 million tons of imported crude oil, 0.48 million tons of domestic offshore oil, 0.04 million tons of domestic onshore oil from Daqing oilfield and 1.38 million tons of domestic onshore oil from Shengli oilfield.

     In 2003, the Company's expansion and renovation projects progressed smoothly. The expansion of catalytic cracking propylene facility was successfully completed during the first half of the Year. The expansion of 130,000-ton/year acrylonitrile facility was completed and the facility commenced its operations in April 2003. The build-out of facility for selective hydro-desulphurisation of catalytic gasoline was completed and the facility commenced operation at the end of June 2003. The new 7,000-ton/year pentane plant built by the chemical research institute started operation at the end of October 2003 and the high-purity pentane it produced met the applicable quality standard. The upgrade of the 150,000-ton/year polyester facility commenced on June 10, 2003 and is scheduled to commence operation in June 2004 while installation of its major equipment is currently underway. Construction of the Company's ethylene joint venture with China Petroleum & Chemical Corporation and BP Chemicals East China Investments Limited is progressing smoothly and its equipment is being installed.

     The Company anticipates, in 2004, the global economic recovery gain a faster pace as compared to 2003. China's petrochemical industry will enjoy favourable market conditions given China's continuous rapid economic growth. The growth of China's domestic demand for petrochemical products is expected to remain relatively strong.

     Mr. Lu said, "the Company will respond proactively to the profound changes in the macro-economic environment by capitalising on the current historical opportunities and favourable market conditions. The Company plans to continue to optimize the management of its production system and ensure a steady growth of product output. The Company will continue to expand its market share in both domestic and international markets, striving to deliver ever stronger results in 2004."

     Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies making a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum categories.

                                     - End -

Encl: Summary of Consolidated Income Statement
For further information, please contact:
Christy Lai / Jessica Chau
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

2003 Annual Results

          (Prepared under International Financial Reporting Standards)

Summary of Consolidated Income Statement
----------------------------------------


                                             For the years ended 31 December

                                             2003                           2002
                                          RMB'000                        RMB'000

Turnover                               29,567,140                     22,322,896

Profit before tax                       1,590,365                      1,045,038

Income tax expense                      (145,065)                       (84,494)

Profit after tax                        1,445,300                        960,544

Minority interests                       (43,610)                       (44,179)

Profit attributable to shareholders     1,401,690                        916,365

Basic earnings per share                 RMB0.195                       RMB0.127
